Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Braiin Holdings LTD. on Amendment No. 3 to Form F-4 (File No. 333-274830) of our report dated July 22, 2024, which includes an explanatory paragraph as to Northern Revival Acquisition Corporation’s (formerly known as Noble Rock Acquisition Corporation) ability to continue as a going concern, with respect to our audits of the financial statements of Northern Revival Acquisition Corporation (formerly known as Noble Rock Acquisition Corporation) as of December 31, 2023 and 2022 and for the each of the two years in the period ended December 31, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
August 12, 2024